                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             Quality Products, Inc.
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                                (Name of Issuer)


                   Common Stock, par value $0.00001 per share
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                         (Title of Class of Securities)


                                  747578 40 9
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                                 (CUSIP Number)


                           David A. Rubenstein, Esq.
                           Gardner, Carton & Douglas
                        321 N. Clark Street, Suite 3100
                               Chicago, IL 60610
                                 (312) 245-8499
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 23, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
     13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 747578 40 9            13D/A                              PAGE 2 OF  8
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Dan L. Drexler
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    85,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    533,332
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    85,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    533,332
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     618,332
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     20.0% (based on 2,817,999 shares issued and outstanding as of August 6,2001 as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001, plus 266,666 shares added as a result of a note conversion into common stock for a total of 3,084,665 shares of common stock outstanding).

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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP NO. 747578 40 9            13D/A                               PAGE 3 OF 8
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Richard A. Drexler
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    533,332
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    533,332
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     543,332
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     17.6% (based on 2,817,999 shares issued and outstanding as of August 6, 2001 as reported in the Issuer's Form 10-QSB for the quarter ended June
     30, 2001, plus 266,666 shares added as a result of a note conversion into common stock for a total of 3,084,665 shares of common stock outstanding).

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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

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CUSIP NO. 747578 40 9            13D/A                               PAGE 4 OF 8
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Self-Employed Retirement Plan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    N/A
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                7   SOLE VOTING POWER
  NUMBER OF
                    10,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    10,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     .3% (based on 2,817,999 shares issued and outstanding as of August 6, 2001 as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001, plus 266,666 shares added as a result of a note conversion into common stock for a total of 3,084,665 shares of common stock outstanding).

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14   TYPE OF REPORTING PERSON (See Instructions)

     EP
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
CUSIP NO. 747578 40 9            13D/A                               PAGE 5 OF 8


Item 1.  Security and Issuer.

         This Amendment No. 1 (the "Amendment") to Schedule 13D relates to 10,000 shares of common stock, par value $0.00001 per share, of Quality Products, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 560 W. Nationwide Blvd., Columbus, OH 43215, telephone number (614) 228-0185.

Item 2.  Identity and Background.

(a)-(c) This Amendment is filed by the Self-Employed Retirement Plan for RAD & Associates (the "Plan" or the "Reporting Person"). The Plan's trustee is Richard
A. Drexler. Richard A. Drexler is also a beneficiary of the Plan. The Reporting Person refers to and incorporates by reference the information in the Schedule 13D (the "Schedule 13D") filed on October 5, 2001 by Dan L. Drexler and Richard
A. Drexler. This Amendment reports only information that has changed since the filing of the Schedule 13D.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)       Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 10,000 shares of the Company's common stock were purchased by the Plan with Richard A. Drexler's personal funds.

Item 4.  Purpose of Transaction.

         The purpose of the transaction is to begin investment in the Company by the Plan and to increase Richard A. Drexler's investment in the Company.

Item 5.  Interest in Securities of the Issuer.

(a) As of October 30, 2001, the Plan owned 10,000 shares of the Company's common stock. Richard A. Drexler owned 533,332 shares of the Company's common stock. As of October 30, 2001, Richard A. Drexler beneficially owned 543,332 shares of the Company's common stock, which is 17.6% of the currently issued and outstanding shares of the Company's common stock.

(b) The Plan has sole voting power over 10,000 shares of the Company's common stock.

         Richard A. Drexler has shared voting power over 533,332 shares of the Company's common stock.


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CUSIP NO. 747578 40 9            13D/A                               PAGE 6 OF 8


(c) In the last 60 days the Reporting Person has made two purchases. On October 23, 2001, the Reporting Person made an open market purchase of 5,000 shares of the Company's common stock at $0.99 per share. On October 30, 2001, the Reporting Person made an open market purchase of 5,000 shares of the Company's common stock at $1.01 per share.

(d) Richard A. Drexler has the power to receive and direct the receipt of dividends from, or the proceeds from the sale of, the Company common stock owned by the Plan.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Plan is a self-employed retirement plan for RAD & Associates, a company owned by Richard A. Drexler. Richard A. Drexler is the Plan's trustee.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A--Joint Filing Agreement.



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CUSIP NO. 747578 40 9            13D/A                               PAGE 7 OF 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       October 31, 2001




                                           /s/ Dan L. Drexler
                                      ------------------------------------------
                                      DAN L. DREXLER



                                           /s/ Richard A. Drexler
                                      ------------------------------------------
                                      RICHARD A. DREXLER


                                           /s/ Richard A. Drexler
                                      ------------------------------------------
                                      RICHARD A. DREXLER, as trustee for the
                                      Self-Employed Retirement Plan





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CUSIP NO. 747578 40 9            13D/A                               PAGE 8 OF 8


EXHIBIT A

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.00001 per share, of Quality Products, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 31st day October 2001.




                                             /s/ Dan L. Drexler
                                     -------------------------------------------
                                     DAN L. DREXLER



                                            /s/ Richard A. Drexler
                                      ------------------------------------------
                                      RICHARD A. DREXLER


                                            /s/ Richard A. Drexler
                                      ------------------------------------------
                                      RICHARD A. DREXLER, as trustee for the
                                      Self-Employed Retirement Plan